UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Nash-Finch Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    631158102
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                November 8, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D
CUSIP NO. 631158102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               15,914 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            15,914 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,914 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.12%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA




                                  SCHEDULE 13D
CUSIP NO. 631158

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               377,431 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            377,431 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             377,431 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.83%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               85,992 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            85,992 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          85,992 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.64%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               76,428 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            76,428 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           76,428 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.57%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 652903105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               53,572 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            53,572 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           53,572 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.40%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Nash Finch Company, 7600 France Avenue South, Minneapolis, MN., 55435.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the
Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of November 10, 2006.

                                    Shares of Common Stock

Loeb Arbitrage Fund                             377,431
Loeb Partners Corporation                        15,914
Loeb Offshore Fund Ltd.                          85,992
Loeb Marathon Fund LP                            76,428
Loeb Marathon Offshore Fund Ltd.                 53,572
                                               ---------
                                                609,337

The total shares of Common Stock constitutes 4.57% of the 13,339,488 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                              09-08-06        482              23.79
                              09-08-06        872              23.58
                              09-18-06        344              24.80
                              09-19-06        166              24.16
                              09-22-06        344              22.98
                              09-29-06        344              23.75
                              10-02-06        235              23.94
                              10-02-06        110              23.50
                              10-04-06        506              23.35
                              10-04-06        306              23.54
                              10-05-06        452              24.28
                              10-06-06        380              23.95
                              10-09-06        230              23.85
                              10-10-06        380              23.95

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              09-08-06      20405              23.58
                              09-08-06      11263              23.79
                              08-18-06       8045              24.80
                              09-19-06       3879              24.16
                              09-22-06       8045              22.98
                              09-29-06       8045              23.75
                              10-02-06       2587              23.50
                              10-02-06       5507              23.94
                              10-04-06      11854              23.35
                              10-04-06       7169              23.54
                              10-05-06      10569              24.28
                              10-06-06       8883              23.95
                              10-09-06       5363              23.85
                              10-10-06       8883              23.95

Holder                            Date     Shares      Average Price
Loeb Offshore Fund
                              09-08-06       2255              23.79
                              09-08-06       4086              23.58
                              09-18-06       1611              24.80
                              09-19-06        777              24.18
                              09-22-06       1611              22.98
                              09-29-06       1611              23.75
                              10-02-06       1103              23.94
                              10-02-06        519              23.52
                              10-04-06       2374              23.35
                              10-04-06       1435              23.54
                              10-05-06       2116              24.28
                              10-06-06       1779              23.95
                              10-09-06       1075              23.85
                              10-10-06       1779              23.95
                              10-27-06       5000              25.61
                              11-01-06       4104              25.63

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP
                              09-29-06       2931              23.75
                              10-02-06       1504              23.94
                              10-02-06        706              23.52
                              10-05-06       2742              24.28
                              10-06-06       2762              23.85

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore
   Fund Ltd.
                              09-29-06       2069              23.75
                              10-02-06        499              23.50
                              10-02-06       1061              23.94
                              10-05-06       1935              24.28
                              10-05-06       1950              23.85


                                     Sales of Common Stock

Holder                            Date      Shares     Average Price
Loeb Partners Corp.
                              09-08-06         872             23.58
                              10-10-06         380             23.94
                              10-17-06         250             25.46
                              11-03-06         620             26.16
                              11-08-06          98             26.43
                              11-09-06         317             26.23

Holder                            Date      Shares     Average Price
Loeb Arbitrage Fund
                              09-08-06       20405             23.58
                              10-10-06        8883             23.94
                              10-17-06        5832             25.46
                              11-03-06        9130             26.16
                              11-08-06        2331             26.43
                              11-09-06        7525             26.23

Holder                            Date      Shares     Average Price
Loeb Offshore Fund
                              09-08-06        4086             23.57
                              10-10-06        1779             23.94
                              10-17-06        1168             25.46
                              11-03-06         250             26.16
                              11-08-06         531             26.43
                              11-09-06        1715             26.23


Holder                            Date      Shares     Average Price
Loeb Marathon Fund LP
                              10-17-06        1495             25.47
                              11-08-06         314             26.43
                              11-09-06        1987             26.22
                              11-10-06       23255             26.31

Holder                            Date      Shares     Average Price
Loeb Marathon Offshore
     Fund Ltd.                10-17-06        1055             25.47
                              11-08-06         726             26.43
                              11-09-06        1393             26.23
                              11-10-06       16302             26.31

All reported transactions were effected Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2006                        Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                             Executive Vice President

November 13, 2006                         Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                             President

November 13, 2006                          Loeb Offshore Fund Ltd.



                                     By: /s/ Gideon J. King
                                             Director

November 13, 2006                         Loeb Marathon Fund LP
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                             President

November 13, 2006                         Loeb Marathon Offshore Fund Ltd.


                                     By: /s/ Gideon J. King
                                             Director